UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Preliminary Operating Results for Fiscal Year 2011

On February 9, 2012, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2011. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures presented herein are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being audited by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		4Q 2011	3Q 2011	% Change Increase (Decrease) (Q to Q)	4Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	5,969,498	7,559,348	(21.03)	5,601,593	6.57
	Cumulative	26,484,343	20,514,845	—	25,609,499	3.42
Operating Income	Specified Quarter	435,080	787,486	(44.75)	(258,275)	N/A	**
	Cumulative	3,398,334	2,963,254	—	387,937	776.0
Income before Income Taxes	Specified Quarter	375,944	782,750	(51.97)	(399,105)	N/A	**
	Cumulative	3,260,806	2,884,862	—	149,368	2,083.07
Net Income***	Specified Quarter	219,069	579,072	(62.17)	(341,032)	N/A	**
	Cumulative	2,373,026	2,153,957	—	146,600	1,518.71

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Not Applicable.
***	Represents profit attributable to equity holders of the parent entity.

2.	Operating results of Kookmin Bank (consolidated)*

(Won in millions, %)		4Q 2011	3Q 2011	% Change Increase (Decrease) (Q to Q)	4Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	4,590,232	6,307,471	(27.23)	5,115,459	(10.27)
	Cumulative	22,274,350	17,684,118	—	23,632,024	(5.75)
Operating Income	Specified Quarter	277,562	406,343	(31.69)	(260,494)	N/A	***
	Cumulative	2,806,349	2,528,787	—	278,135	908.99
Income before Income Taxes	Specified Quarter	255,459	416,398	(38.65)	(392,497)	N/A	***
	Cumulative	2,761,814	2,506,355	—	49,313	5,500.58
Net Income****	Specified Quarter	129,931	316,187	(58.91)	(314,905)	N/A	***
	Cumulative	2,046,538	1,916,607	—	151,356	1,252.14

*	Includes income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Not Applicable.
****	Represents profit attributable to equity holders of the parent entity.

3.	Operating results of KB Kookmin Card Co., Ltd. (consolidated)

(Won in millions, %)		4Q 2011	3Q 2011	% Change Increase (Decrease) (Q to Q)
Operating Revenue**	Specified Quarter	789,975	721,845	9.44
	Cumulative*	2,426,030	1,636,055	—
Operating Income	Specified Quarter	141,650	162,960	(13.08)
	Cumulative*	412,566	270,916	—
Income before Income Taxes	Specified Quarter	141,972	162,462	(12.61)
	Cumulative*	410,797	268,825	—
Net Income***	Specified Quarter	114,713	123,160	(6.86)
	Cumulative*	319,794	205,081	—

*	The figures herein cover the ten-month period from March 1 to December 31, 2011. KB Kookmin Card Co., Ltd. was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

Report of Change in Revenue or Income of More than 15% (KB Financial Group)

KB Financial Group Inc. (“KB Financial Group”) reported changes in its revenue and income, each on a separate basis, as described below.

Key Details			(Won in thousands, %)
	FY2011	FY2010	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue*	26,999,320	131,458,291	(104,458,971)	79.5
- Operating Income	(62,362,418)	39,884,660	(102,247,078)	N/A	**
- Income before Income Tax	(65,225,447)	40,676,806	(105,902,253)	N/A	**
- Net Income	(63,678,373)	41,574,579	(105,252,952)	N/A	**
Other Financial Data
- Total Assets	18,510,689,623	18,779,912,326
- Total Liabilities	794,409,913	958,790,764
- Shareholders’ Equity	17,716,279,710	17,821,121,562
- Capital Stock	1,931,758,465	1,931,758,465
- Shareholders’ Equity/ Capital Stock Ratio (%)	917.1	922.5

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Not Applicable.

•	The decreases in operating revenue and net income were primarily due to a decrease in the dividends received from KB Financial Group’s subsidiaries.

•

The figures presented above are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being audited by our independent auditor and are subject to change.

Declaration of Cash Dividends by KB Financial Group Inc.

On February 9, 2012, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a cash dividend of KRW 720 per common share (total dividend amount: KRW 278,173,218,960), subject to shareholder approval. The record date is December 31, 2011, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group, which is expected to be held on March 23, 2012.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditor.

The total number of common shares that are eligible for payment of dividends is 386,351,693 shares.

Report of Change in Revenue or Income of More than 15% (Kookmin Bank)

Kookmin Bank, a wholly owned subsidiary of KB Financial Group Inc., reported changes in its revenue and income, each on a separate basis, as described below.

Key Details			(Won in thousands, %)
	FY2011*	FY2010*	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue**	21,743,059,971	20,856,261,335	886,798,636	4.25
- Operating Income	2,615,686,997	(796,549,160)	3,412,236,157	N/A	***
- Income before Income Taxes	2,555,746,871	(1,035,532,161)	3,591,279,032	N/A	***
- Net Income	2,008,579,433	93,918,295	1,914,661,138	2,038.65
Other Financial Data
- Total Assets	257,728,624,652	255,803,963,317
- Total Liabilities	238,720,226,628	234,892,022,817
- Shareholders’ Equity	19,008,398,024	20,911,940,500
- Capital Stock	2,021,895,580	2,481,895,580
- Shareholders’ Equity / Capital Stock Ratio (%)	940.13	842.58

*	The figures for operating revenue, operating income and income before income taxes in the table above for fiscal years 2011 and 2010 exclude income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Not Applicable.

•

The figures presented above are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being audited by our independent auditor and are subject to change.

Declaration of Cash Dividends by Kookmin Bank

On February 8, 2012, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), passed a resolution to declare a cash dividend of KRW 1,627 per common share (total dividend amount: KRW 657,924,821,732), subject to shareholder approval. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank (which is expected to be held on March 22, 2012) and the results of the audit of Kookmin Bank by its independent auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 9, 2012	By:	/s/ Jong Kyoo Yoon

(Signature)

Name: Jong Kyoo Yoon
Title: Deputy President & CFO